UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00900T107

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Facsimile: 011-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00900T107

1.	Name of Reporting Person Nestle Health Science US Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 63,885,587 shares of Common Stock outstanding as of February 3, 2020, as reported by the Issuer in Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 5, 2020, plus the 1,000,000 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on February 4, 2020.

CUSIP No. 00900T107

1.	Name of Reporting Person NIMCO US, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 63,885,587 shares of Common Stock outstanding as of February 3, 2020, as reported by the Issuer in Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 5, 2020, plus the 1,000,000 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on February 4, 2020.

CUSIP No. 00900T107

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 63,885,587 shares of Common Stock outstanding as of February 3, 2020, as reported by the Issuer in Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 5, 2020, plus the 1,000,000 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on February 4, 2020.

CUSIP No. 00900T107

1.	Name of Reporting Person Nestlé US Holdco, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 63,885,587 shares of Common Stock outstanding as of February 3, 2020, as reported by the Issuer in Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 5, 2020, plus the 1,000,000 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on February 4, 2020.

CUSIP No. 00900T107

1.	Name of Reporting Person Société des Produits Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 63,885,587 shares of Common Stock outstanding as of February 3, 2020, as reported by the Issuer in Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 5, 2020, plus the 1,000,000 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on February 4, 2020.

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 (this “Amendment”) amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2018, as amended by Amendment No. 1 filed with the SEC on December 3, 2018, (together, the “Original Schedule 13D”), by the Reporting Persons relating to the Common Stock of Aimmune Therapeutics, Inc. (the “Issuer”). This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Following an internal reorganization completed in 2019, two additional legal entities, Société des Produits Nestlé S.A., a Swiss société anonyme (“SPN”) and Nestlé US Holdco, Inc., a Delaware corporation (“Nestlé US Holdco”), were added to the beneficial ownership chain. Accordingly, the Original Schedule 13D is amended by this Amendment to add these two entities as Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On February 4, 2020, Nestle Health Science US Holdings, Inc. (“NHS”) entered into a Securities Purchase Agreement dated February 4, 2020, between the Issuer and NHS (the “2020 Purchase Agreement”), pursuant to which NHS purchased (i) 1,000,000 newly issued shares of the Issuer’s Common Stock at a cash purchase price of $31.97 per share for an aggregate purchase price of $31,970,000.00 and (ii) 525,634 newly issued shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) at a cash purchase price of $319.675 per share for an aggregate purchase price of $168,032,048.95. NHS purchased these shares with funds from its working capital. The 2020 Purchase Agreement is incorporated herein by reference as described in Item 6 below.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The information in Item 6 of this Amendment is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. The shares of Common Stock reported on this Amendment are directly held by NHS, which is a wholly-owned subsidiary of NIMCO. NIMCO, in turn, is a wholly-owned subsidiary of Nestlé US Holdco, which is a wholly-owned subsidiary of SPN. The ultimate parent company of NHS, NIMCO, Nestlé US Holdco and SPN is Nestlé S.A. Based upon information contained in Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 5, 2020, following the acquisition by NHS of the 1,000,000 shares of Common Stock acquired pursuant to the 2020 Purchase Agreement, the total issued and outstanding shares of Common Stock held by NHS comprises approximately 19.9% of the Issuer’s issued and outstanding Common Stock.

Except for the shares of Common Stock and Series A Preferred Stock owned by NHS and the options held by Mr. Behar described in the Original Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On February 4, 2020 NHS and the Issuer and one or more of the Reporting Persons entered into the 2020 Purchase Agreement, an Amended and Restated Registration Rights Agreement (the “2020 Registration Rights Agreement”), an Amended and Restated Collaboration Agreement (the “2020 Collaboration Agreement”), and an Amended and Restated Standstill Agreement (the “2020 Standstill Agreement”), each of which amended and restated the then existing agreements among the Issuer and the applicable Reporting Person.

2020 Purchase Agreement

Pursuant to the 2020 Purchase Agreement, the Issuer agreed to issue and sell to NHS 1,000,000 shares of Common Stock and 525,634 shares of Series A Preferred Stock (together, the “Securities”) in a private placement for an aggregate cash purchase price of approximately $200 million. The transaction closed on February 7, 2020. Pursuant to the 2020 Purchase Agreement, NHS purchased (i) the shares of Common Stock at a price per share of $31.97 and (ii) the shares of Series A Preferred Stock at a price per share of $319.675. The Series A Preferred Stock have no voting rights and are convertible into Common Stock of the Issuer only if NHS or a subsequent holder would not beneficially own greater than 19.99% of the Issuer’s Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to such conversion. Each share of Series A Preferred Stock is convertible into ten (10) shares of Common Stock. The 2020 Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties, as well as mutual indemnification obligations. The foregoing description of the 2020 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, copies of which have been filed by the Issuer with the SEC and are incorporated by reference herein pursuant to Item 7 of this Amendment.

2020 Registration Rights Agreement

Concurrently with the entry by NHS and the Issuer into the 2020 Purchase Agreement, NHS and the Issuer entered into the 2020 Registration Rights Agreement, which amended and restated the prior Registration Rights Agreement between the Issuer and NHS. The 2020 Registration Rights Agreement provides NHS with certain registration rights that require the Issuer to register the shares of Common Stock and the shares of Common Stock underlying the Series A Preferred Stock purchased by NHS pursuant to the 2020 Purchase Agreement under the circumstances described therein. The foregoing description of the 2020 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, copies of which have been filed with the SEC by the Issuer and are incorporated by reference herein pursuant to Item 7 of this Amendment.

2020 Collaboration Agreement

Concurrently with the entry by NHS and the Issuer into the 2020 Purchase Agreement, the Collaboration Agreement between the Issuer and NESTEC LTD was amended and restated to, among other things, (i) include SPN as a party thereto as the successor to NESTEC LTD and (ii) extend the term thereof by one year. The 2020 Collaboration Agreement provides for collaboration between the parties in connection with the development of the Issuer’s products as contemplated therein, including by (i) sharing information relating to the Issuer’s activities directed towards the development of the Issuer’s products for the treatment of allergies to one or more particular types of food (the “Development Programs”) and (ii) providing the Issuer access to SPN’s scientific, clinical, regulatory and commercial expertise relevant to such Development Programs. The term of the 2020 Collaboration

Agreement will end on November 11, 2021, unless earlier terminated or otherwise extended by the parties in accordance with the terms thereof. The foregoing description of the 2020 Collaboration Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, copies of which have been filed by the Issuer with the SEC and are incorporated by reference herein pursuant to Item 7 of this Amendment.

2020 Standstill Agreement

Concurrently with the entry by NHS and the Issuer into the 2020 Purchase Agreement, NHS and the Issuer executed the 2020 Standstill Agreement which amended and restated the prior Standstill Agreement by extending the term during which NHS agreed to not to effect sales of the Issuer’s Common Stock (the market standoff) through November 11, 2021. The other undertakings of NHS under the prior Standstill Agreement were not extended. The foregoing description of the 2020 Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, copies of which have been filed by the Issuer with the SEC and are incorporated by reference herein pursuant to Item 7 of this Amendment.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of February 4, 2020, between Nestle Health Science US Holdings, Inc. and the Issuer (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 5, 2020).

Exhibit 2	Amended and Restated Registration Rights Agreement, dated as of February 4, 2020, between Nestle Health Science US Holdings, Inc. and the Issuer (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 5, 2020).

Exhibit 3	Amended and Restated Collaboration Agreement, dated as of February 4, 2020, between Société des Produits Nestlé S.A. and the Issuer (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 5, 2020).

Exhibit 4	Amended and Restated Standstill Agreement, dated as of February 4, 2020, between Nestle Health Science US Holdings, Inc. and the Issuer (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 5, 2020).

Exhibit 5	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2020

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ James Pepin
Name: James Pepin
Title: Director and President

NIMCO US, INC.

By:	/s/ Dan Nugent
Name: Dan Nugent
Title: Chief Legal Officer and General Counsel

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar
Title: Deputy Executive Vice President

NESTLÉ US HOLDCO, INC.

By:	/s/ Michael Prewitt
Name: Michael Prewitt
Title: Secretary

SOCIÉTÉ DES PRODUITS NESTLÉ S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NHS,

PERSONS CONTROLLING NHS AND EXECUTIVE OFFICERS AND DIRECTORS OF OTHER

PERSONS IN CONTROL OF NHS

NHS

NHS is a corporation organized under the laws of the State of Delaware with its principal business address at 1812 North Moore Street, Arlington, VA 22209. NHS is a wholly-owned subsidiary of NIMCO. The name, present principal employment and citizenship of each director and executive officer of NHS is set forth below.

Name	Present Principal Employment	Citizenship
1. Claudio Kuoni	Director, NHS	Swiss

2. James Pepin	Director and President, NHS	US

3. Michael Prewitt	Secretary (non Director), NHS	US

4. Alexandra Neely	Treasurer, NHS	US

5. James Parent	Head of Tax, NHS	US

6. Alan Pasetsky	Vice President and Assistant Treasurer, Taxes, NHS	US

NIMCO

NIMCO is organized under the laws of the State of Delaware with its principal business address at 1812 North Moore Street, Arlington, VA 22209. NIMCO is a wholly-owned subsidiary of Nestlé US Holdco, Inc.. The name, present principal employment and citizenship of each director and executive officer of NIMCO is set forth below.

Name	Present Principal Employment	Citizenship
1. Steven Presley	Chairman of the Board, Chief Executive Officer and President, NIMCO	US

2. Giulio Gerardo	Director and Chief Financial Officer, NIMCO	Italian

3. Alan Pasetsky	Vice President and Assistant Treasurer, Taxes, NIMCO	US

4. Dan Nugent	Chief Legal Officer and General Counsel, NIMCO	US

5. Alexandra Neely	Treasurer, NIMCO	US

6. Kathleen Carl	Vice President and Chief Accounting Officer, NIMCO	US

7. Michael Prewitt	Secretary (non Director), NIMCO	US

8. James Parent	Head of Tax, NIMCO	US

9. Rui Barbas	Director, NIMCO	Portugal

Nestlé US Holdco, Inc.

Nestlé US Holdco, Inc. is organized under the laws of the State of Delaware with its principal business address at 1812 North Moore Street, Arlington, VA 22209. Nestlé US Holdco, Inc. is a wholly-owned subsidiary of Société des Produits Nestlé S.A. The name, present principal employment and citizenship of each director and executive officer of Nestlé US Holdco, Inc. is set forth below.

1

Name	Present Principal Employment	Citizenship
1. Steven Presley	Chairman of the Board, Chief Executive Officer and President, Nestlé US Holdco, Inc.	US

2. Giulio Gerardo	Chief Financial Officer, Nestlé US Holdco, Inc.	Italian

3. Alexandra Neely	Treasurer, Nestlé US Holdco, Inc.	US

4. Michael Prewitt	Secretary, Nestlé US Holdco, Inc.	US

5. James Parent	Vice President and Assistant Treasurer, Taxes, Nestlé US Holdco, Inc.	US

6. Daniel Nugent	Director, Nestlé US Holdco, Inc.	US

Société des Produits Nestlé S.A.

Société des Produits Nestlé S.A. is organized under the laws of Switzerland with its principal business address at 55 Avenue Nestlé, CH-1800 Vevey Switzerland. Société des Produits Nestlé S.A. is a wholly-owned subsidiary of Nestlé. The name, present principal employment and citizenship of each director and executive officer of Société des Produits Nestlé S.A. is set forth below.

Name	Present Principal Employment	Citizenship
1. Stefan Helfenstein	Chairman of the Board, Société des Produits Nestlé S.A.	Swiss

2. Michèle Burger	Director, Société des Produits Nestlé S.A.	Swiss

3. José Checa Cortés	Director, Société des Produits Nestlé S.A.	Spanish

4. Thomas Hauser	Director , Société des Produits Nestlé S.A.	Swiss

5. Blaise Revillard	Director, Société des Produits Nestlé S.A.	French

6. Philippe Vossen	Director, Société des Produits Nestlé S.A.	Belgium

7. Silvan Jampen	Secretary (non Director), Société des Produits Nestlé S.A.	Swiss

8. Michel Gardet	Senior Vice President, Société des Produits Nestlé S.A.	French

9. Olivier Ballevre	Vice President, Société des Produits Nestlé S.A.	French

10. Trevor Douglas Brown	Vice President, Société des Produits Nestlé S.A.	Swiss

11. Harold Humbert	Vice President, Société des Produits Nestlé S.A.	French

12. Claudio Kuoni	Vice President, Société des Produits Nestlé S.A.	Swiss

13. Damien Tissot	Vice President, Société des Produits Nestlé S.A.	French

Nestlé

Nestlé is a corporation organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The name, present principal employment and citizenship of each director and executive officer of Nestlé is set forth below.

2

Name	Present Principal Employment	Citizenship
1. Paul Bulcke	Non-Executive Director, Chairman, Nestlé S.A.; Vice-Chairman, L’Oréal S.A.; Board member, Roche Holding Ltd.	Belgian/Swiss

2. Ulf Mark Schneider	Chief Executive Officer, Board member, Nestlé S.A.	German/US

3. Henri de Castries	Non-Executive Director; Vice Chairman, Lead Independent Director, Nestlé S.A.; Board member, HSBC Holdings plc, Argus Media	French

4. Beat W. Hess	Non-Executive Director; Chairman, LafargeHolcim Ltd; Vice Chairman Sonova Holding AG	Swiss

5. Renato Fassbind	Non-Executive Director; Vice Chairman and Lead Independent Director, Swiss Re AG; Board member, Kühne+Nagel International AG	Swiss

6. Ann M. Veneman	Non-Executive Director; Board member, the Global Health Innovative Technology Fund, Advisory Board member JUST Capital, the Clinton Health Access Initiative, the Full Harvest Technologies, Inc.	US

7. Eva Cheng	Non-Executive Director; Board member, Trinity Limited, Haier Electronics Group Co. Ltd.	Chinese

8. Patrick Aebischer	Non-Executive Director; President Emeritus of Institute EPFL, Professor of neurosciences at the Brain Mind Institute (EPFL); Board member: Lonza Group Ltd, Logitech International S.A.; Chairman: Novartis Bioventures AG	Swiss

9. Ursula M. Burns	Non-Executive Director; Chairman and CEO VEON Ltd.; Board member: Exxon Mobil Corporation, Ford Foundation, Uber Technologies	US

10. Kasper Rorsted	Non-Executive Director; CEO, adidas AG	Danish

11. Pablo Isla	Non-Executive Director; Executive Chairman, Inditex S.A.	Spanish

12. Kimberly A. Ross	Non-Executive Director; Board member: Chubb Ltd, PQ Corporation	US

13. Dick Boer	Non-Executive Director; Chairman, Advisory Board of G-Star RAW CV, SHV Holdings N.V., Rijksmuseum Fonds	Netherlands

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14. Dinesh Paliwal	Non-Executive Director; Chairman and CEO, Harman International Industries Inc. Board member, Bristol-Myers Squibb, Raytheon Company, U.S.-India Business Council	US/Indian Overseas Citizenship

15. Laurent Freixe	Executive Vice President: Chief Executive Officer: Zone Americas	French

16. Chris Johnson	Executive Vice President: Chief Executive Officer: Zone Asia, Oceania and sub-Saharan Africa	US

17. Patrice Bula	Executive Vice President: Strategic Business Units, Marketing, Sales and Nespresso; Board member: Novartis AG, Schindler Holding Ltd.	Swiss

18. Marco Settembri	Executive Vice President: Chief Executive Officer: Zone Europe, Middle East and North Africa	Italian

19. François-Xavier Roger	Executive Vice President: Chief Financial Officer (includes Finance and Control, Tax, Treasury, Investor Relations)	French

20. Magdi Batato	Executive Vice President: Head of Operations; Board member: Carlsberg A/S	Swiss

21. Stefan Palzer	Executive Vice President: Chief Technology Officer	German

22. Béatrice Guillaume-Grabisch	Executive Vice President: Global Head Human Resources & Business Services; Board member: L’Oréal S.A.	French

23. Leanne Geale	Executive Vice President: General Counsel, Corporate Governance and Compliance	Canada

24. Grégory Behar	Deputy Executive Vice President: Chief Executive Officer: Nestlé Health Science	Swiss

25. Sanjay Bahadur	Deputy Executive Vice President: Head of Group Strategy and Business Development	India

26. David P. Frick	Senior Vice President: Secretary to the Board of Directors: Head of Corporate Governance, Compliance and Corporate Services	Swiss

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